Exhibit 99.1

News Release

April 19, 2017

Turquoise Hill announces first quarter 2017 production

Turquoise Hill Resources today announced first quarter 2017 production for Oyu Tolgoi.

Jeff Tygesen, Chief Executive Officer of Turquoise Hill, said, “First quarter production was as expected with lower grades from Phases 6 and early 4A of the open pit as well as stockpile material. Oyu Tolgoi’s concentrator performed very well with record throughput levels for the quarter. The concentrator continues to benefit from earlier productivity improvements.

“Underground development advanced during the first quarter and the workforce continues to grow. Several large contracts were awarded during the quarter, with the largest for the decline material handling system.”

During Q1’17, open-pit operations focused mainly on Phase 6, which has higher copper grades but relatively low gold grades. Ore treated during Q1’17 increased 2.7% over Q4’16 and average daily throughput of 112,100 tonnes for Q1’17 increased 5.1% over Q4’16. Copper production for Q1’17 decreased 16.3% over Q4’16 and Q1’17 gold production decreased 49.0% over Q4’16 due to lower grade and recoveries at the lower end of the grade recovery curve.

Oyu Tolgoi is expected to produce 130,000 to 160,000 tonnes of copper and 100,000 to 140,000 ounces of gold in concentrates for 2017. Open-pit operations are expected to mine in Phases 4 and 6 during the year. In addition, stockpiled ore will be processed during the year. The lower production when compared to 2016 is primarily the result of approximately one-quarter less copper head grade and approximately one-half less gold head grade. During 2016, the mine plan for Phase 4 was divided into two stages, referred to as Phases 4A and 4B, in expectation of reaching the high-grade gold zone of Phase 4 around mid-2018. Accordingly, mine stripping for 2017 will focus on Phase 4A.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2016	2Q 2016	3Q 2016	4Q 2016	1Q 2017	Full Year 2016
Open pit material mined (‘000 tonnes)	22,867	22,716	25,739	25,615	24,333	96,938
Ore treated (‘000 tonnes)	9,662	9,525	9,146	9,819	10,087	38,152
Average mill head grades:
Copper (%)	0.70	0.64	0.66	0.61	0.51	0.65
Gold (g/t)	0.63	0.33	0.21	0.25	0.15	0.36
Silver (g/t)	1.92	1.92	1.99	1.50	1.30	1.83
Concentrates produced (‘000 tonnes)	229.5	207.1	203.2	206.7	176.0	846.6
Average concentrate grade (% Cu)	25.1	24.9	22.9	22.0	21.6	23.8
Production of metals in concentrates:
Copper (‘000 tonnes)	57.6	51.7	46.6	45.5	38.1	201.3
Gold (‘000 ounces)	144	70	37	49	25	300
Silver (‘000 ounces)	395	391	361	273	215	1,420
Concentrate sold (‘000 tonnes)	213.1	227.4	206.2	182.0	190.2	828.6
Sales of metals in concentrates:
Copper (‘000 tonnes)	51.2	54.4	45.7	37.6	39.5	188.9
Gold (‘000 ounces)	175	95	38	39	32	347
Silver (‘000 ounces)	305	395	341	239	205	1,280
Metal recovery (%)
Copper	85.6	83.3	78.0	76.6	74.9	81.0
Gold	72.2	69.3	62.0	63.4	48.8	68.5
Silver	66.4	65.9	61.7	57.2	51.8	63.1

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Forward-looking statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); communications with local stakeholders and community relations; activities, actions or assessments by governmental authorities; events or circumstances that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 23, 2017 in respect of the year ended December 31, 2016 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

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